Exhibit 1

PERION NETWORK ANNOUNCES RESULTS OF ITS
CONVERTIBLE BOND OFFERING IN ISRAEL

Tel Aviv and San Francisco – September 23, 2014 – Perion Network Ltd. (NASDAQ and TASE: PERI) today announced, further to its announcement of September 22, 2014, that the public tender for its 5% Series L Convertible Bonds has been completed.  At the closing of the public offering, the Company will issue Bonds having an aggregate amount of approximately NIS 143.5 million par value (approximately $39.2 million) at a price of NIS 965 per unit of NIS 1,000 par value.

The total net proceeds to be received by the Company is approximately NIS 136.5 million (approximately $37.3 million).

The offering described in this press release was made only in Israel and only to residents of Israel. The Bonds will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United Statesor to U.S. persons. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any Bonds.

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on our own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, Perion Lightspeed, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to Perion. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse developments in our business or industry, general economic, market and political conditions, and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its business, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F/A for the year ended December 31, 2013. Perion does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-73-398-1000
investors@perion.com

Source: Perion Network Ltd.